Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2026 and An Increase to its Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - October 28, 2026) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and nine months ended September 30, 2026. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.75 per share.
Results for the three months ended September 30, 2026 and 2025
For the three months ended September 30, 2026, the Company had net income of $224.3 million, or $4.91 basic and $4.60 diluted earnings per share.
For the three months ended September 30, 2026, the Company had adjusted net income (see Non-IFRS Measures section below) of $127.4 million, or $2.79 basic and $2.49 diluted earnings per share, which excludes from net income (i) a $152.6 million gain on sales of vessels and (ii) a $55.6 million fair value loss on financial liabilities measured at fair value.
For the three months ended September 30, 2025, the Company had net income of $84.5 million, or $1.81 basic and $1.73 diluted earnings per share.
For the three months ended September 30, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $72.7 million, or $1.56 basic and $1.49 diluted earnings per share, which excludes from net income (i) a $12.7 million fair value gain on financial assets measured at fair value and (ii) a $0.9 million loss on the extinguishment of debt and write-offs of deferred financing fees.
Results for the nine months ended September 30, 2026 and 2025
For the nine months ended September 30, 2026, the Company had net income of $828.1 million, or $17.92 basic and $16.70 diluted earnings per share.
For the nine months ended September 30, 2026, the Company had adjusted net income (see Non-IFRS Measures section below) of $521.9 million, or $11.30 basic and $10.14 diluted earnings per share, which excludes from net income (i) a $372.6 million gain on sales of vessels, (ii) a $20.7 million write-off of deferred financing fees and debt extinguishment costs (which includes $12.8 million for the make-whole premium on the redemption of the Company’s Senior Unsecured Notes Due 2030), (iii) a $41.8 million fair value loss on financial liabilities measured at fair value, and (iv) $4.0 million of transaction costs related to the second quarter issuances of the Company's Convertible Senior Notes due 2031 (the "Convertible Notes) (described below).
For the nine months ended September 30, 2025, the Company had net income of $216.2 million, or $4.66 basic and $4.46 diluted earnings per share.
For the nine months ended September 30, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $189.5 million, or $4.09 basic and $3.91 diluted earnings per share, which excludes from net income (i) a $29.7 million fair value gain on financial assets measured at fair value and (ii) a $3.0 million loss on the extinguishment of debt and write-offs of deferred financing fees.
Declaration of Dividend
On October 26, 2026, the Board of Directors declared a quarterly cash dividend of $0.75 per common share, with a payment date of December 4, 2026 to all shareholders of record as of November 13, 2026 (the record date). As of October 26, 2026, there were 51,078,851 common shares of the Company issued and outstanding.
Summary of Third Quarter 2026 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the fourth quarter of 2026 as of the date hereof (See footnotes to "Other financial and operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	Average Daily Revenue	Expected Revenue Days (1)	% of Days
LR2	$181,000	1,025	44%	$32,150	1,025	$—	—	—%
MR	$56,000	2,919	47%	$26,100	154	$12,986	91	100%
Handymax	$40,000	1,183	37%	$23,000	91	$—	—	—%
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of estimated off-hire days during the period associated with repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in Expected Revenue Days. The Company uses Expected Revenue Days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the third quarter of 2026:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters	Daily Bareboat Charter Rate
LR2	$72,283	$30,513	$—
MR	$31,183	$27,551	$12,986
Handymax	$24,253	$22,903	$—

•In August and September of 2026, the Company signed agreements to purchase a total of four scrubber-fitted LR2 newbuilding product tankers for $72.8 million per vessel. The vessels are being constructed by Jiangsu Hantong Ship Heavy Industry Co., Ltd. in China with the delivery of one vessel expected in each of the second and third quarters of 2029 and the delivery of two vessels expected in the fourth quarter of 2029.
•In September 2026, the Company signed an agreement to purchase two scrubber-fitted Very Large Crude Carriers ("VLCCs") for $135.0 million per vessel. The vessels are to be constructed by Hengli Shipbuilding (Dalian) Co., Ltd. in China and deliveries are expected in September and October 2028.
•In July 2026, the Company took delivery of the scrubber-fitted newbuilding MR product tanker, STI Moxie, which was constructed at Jingjiang Nanyang Shipbuilding Co. Ltd.
•In September 2026, the Company entered into agreements to sell three product tankers comprising the 2014 built scrubber-fitted MR product tanker, STI Dama, for $37.5 million, the 2014 built scrubber-fitted LR2 product tanker, STI Elysees, for $70.0 million, and the 2015 built scrubber-fitted LR2 product tanker, STI Veneto, for $73.0 million. The sale of STI Dama closed in September 2026 and the sales of STI Veneto and STI Elysees are expected to close before the end of 2026.
•In July 2026, the Company closed on the sales of four LR2 product tankers for $285.8 million in aggregate and one MR for $35.0 million. These sales consisted of two 2014 built LR2 product tankers, STI Broadway and STI Condotti, two 2015 LR2 product tankers, STI Winnie and STI Lauren, and the 2015 built MR product tanker, STI Brooklyn.
•In July 2026, the Company reached an agreement to charter-out the 2015 built MR product tanker, STI Bronx, for three years at a rate of $23,900 per day. This charter is expected to commence during the fourth quarter of 2026.
•In August 2026, the Company reached agreements to charter-out the 2016 built LR2 product tanker, STI Jermyn, for three years at a rate of $42,500 per day, the 2017 built LR2 product tanker, STI Gladiator, for three years at a rate of $40,188 per day, and the 2015 built MR product tanker, STI Pontiac, for three years at a rate of $23,900 per day. The charters for STI Gladiator and STI Jermyn commenced in September and October 2026, respectively. The charter for STI Pontiac is expected to commence during the fourth quarter of 2026.
•In October 2026, the Company purchased 2,400,000 common shares of Volare Shipping Ltd. (“Volare”, ticker “VLCC” on the Euronext Growth Oslo exchange) for $38.4 million as part of Volare's initial public offering. Volare is a Singapore-incorporated shipping company established by one of the world’s largest commodity trading and shipping groups. Volare owns a modern fleet of VLCCs, comprising six VLCCs currently in operation and eight VLCCs under construction. The Company now holds a passive minority interest of approximately 3.4% of Volare’s outstanding common shares. The investment reflects the Company’s constructive outlook on the VLCC market.
•In July 2026, the Company entered into an agreement pursuant to which it will acquire a minority ownership interest (less than 15%) in a joint venture (the "VLCC Joint Venture") which has entered into shipbuilding contracts to construct eight scrubber-fitted VLCCs with deliveries scheduled between the third quarter of 2029 and the second quarter of 2030. The equity portion of the investment is scheduled to be paid when installment payments become payable pursuant to the shipbuilding contracts.
•In July 2026, the Company redeemed its outstanding 7.5% Senior Unsecured Notes Due 2030. The notes had an aggregate principal amount outstanding of $200.0 million and were redeemed at a make-whole price of 106.4 to par plus accrued but unpaid interest.
Securities Repurchase Program
The Company did not repurchase any shares of its common stock during the three months ended September 30, 2026. As of October 28, 2026, $445.0 million remains available under the Company's 2023 Securities Repurchase Program.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, and (ii) the Company's Convertible Notes. Potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
The impact of the Convertible Notes on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan, and then assumes that its Convertible Notes, which were issued during the second quarter of 2026, were converted into common shares during each period. The if-converted method also assumes that the interest and non-cash amortization expense of $9.0 million and $16.1 million during the three and nine months ended September 30, 2026, respectively, and the fair value change on financial liabilities associated with the Convertible Notes, which are measured at fair value through profit or loss of $55.6 million and $41.8 million, during the three and nine months ended September 30, 2026, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
The computations of earnings per share are set forth below immediately following the Condensed Consolidated Statements of Income and in the section entitled Non-IFRS Measures.
The conversion rate of the Convertible Notes has been adjusted to reflect cash dividends with respect to our common shares. The current conversion rate for the Convertible Notes is 10.0791 common shares per $1,000 principal amount of the Convertible Notes.

Conference Call
Title: Scorpio Tankers Inc. Third Quarter 2026 Conference Call
Date: Wednesday, October 28, 2026
Time: 8:00 AM Eastern Daylight Time and 1:00 PM Central European Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/etyipqgc
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1-833-636-1321
International Dial-In Number: +1-412-902-4260
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of October 26, 2026, the Company had $2.1 billion in unrestricted cash and cash equivalents and $483.2 million of undrawn revolver capacity under the 2025 $500.0 Million Revolving Credit Facility. Additionally, the sales of STI Elysees and STI Veneto for $143.0 million in aggregate are expected to close in the fourth quarter of 2026.
Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the stated dates:

	In thousands of U.S. Dollars	Outstanding Principal as of June 30, 2026	Outstanding Principal as of September 30, 2026	Outstanding Principal as of October 26, 2026
1	2026 $50.0 Million Credit Facility	50,000	50,000	50,000
2	Senior Unsecured Notes Due 2030 (1)	200,000	—	—
3	Convertible Notes due 2031	605,000	605,000	605,000
4	2026 $90.0 Million Credit Facility (2)	—	—	—
5	2025 $500.0 Million Revolving Credit Facility	—	—	—
	Gross debt outstanding	855,000	655,000	655,000
	Cash and cash equivalents	1,838,782	2,042,088	2,051,865
	Net cash	$983,782	$1,387,088	$1,396,865
(1)    In June 2026, the Company issued a redemption notice to redeem its Senior Unsecured Notes Due 2030. The notes were redeemed in July 2026 at a make-whole price of 106.4 to par ($212.8 million) plus accrued but unpaid interest. The make-whole premium of $12.8 million was recorded as a debt extinguishment cost during the second quarter of 2026.
(2)    In September 2026, the Company executed the previously announced credit facility with Standard Chartered Bank and DekaBank Deutsche Girozentrale for a maximum borrowing amount of up to $90 million (the "2026 $90.0 Million Credit Facility"). The 2026 $90.0 Million Credit Facility, which remains undrawn, is expected to be used to finance a portion of the purchase price of four scrubber-fitted MR newbuilding product tankers, one of which was delivered in July 2026 and the remaining three vessels expected for delivery in 2027. The 2026 $90.0 Million Credit Facility has a final maturity of seven years from the drawdown date of each tranche, bears interest at SOFR plus a margin of 1.20% per annum and accrues commitment fees of 0.42% per annum for undrawn amounts. The Company has until October 31, 2027 to draw down on this facility.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness, which includes principal amounts due under the Company's secured credit facilities and Convertible Notes:

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - scheduled repayments, in addition to maturities in 2029 and thereafter	Total as of October 26, 2026
Q4 2026	$—	$—	$—
Q1 2027	—	—	—
Q2 2027	—	—	—
Q3 2027	—	—	—
Q4 2027	—	—	—
2028	—	8.7	8.7
2029 and thereafter	605.0	41.3	646.3
	$605.0	$50.0	$655.0

Newbuilding Vessels and Joint Venture
As of October 26, 2026, the Company had commitments to construct (i) eight scrubber-fitted LR2 product tankers, (ii) five scrubber-fitted MR product tankers and (iii) four scrubber-fitted VLCCs. Additionally, the Company is committed to fund its portion of the minority equity investment in the VLCC Joint Venture, which is scheduled to be funded as installment payments become due under the various shipbuilding contracts.
As of October 26, 2026, the Company paid $185.7 million in installment payments related to its newbuildings and the VLCC Joint Venture, including the payments related to STI Moxie, which was delivered in July 2026. The table below summarizes the estimated remaining installment payments and estimated delivery timing for the vessels under construction and the VLCC Joint Venture (which also include actual scheduled payments made from October 1, 2026 through October 26, 2026) (1):

		Number of vessels expected to be delivered (excluding vessels in VLCC Joint Venture)
In millions of U.S. dollars	Amount (2)	VLCCs	LR2s	MRs
Q4 2026 - paid	$—	—	—	—
Q4 2026 - to be paid	45.6	—	—	—
Q1 2027	45.0	—	—	1
Q2 2027	104.2	—	—	2
Q3 2027	96.9	—	2	—
Q4 2027	52.1	—	—	—
2028	481.9	4	—	—
2029	379.2	—	6	—
2030	91.0	—	—	2
	$1,295.9	4	8	5
(1) The installment payments are estimates only and are subject to change as construction progresses.
(2) Amounts include installment payments under shipbuilding contracts in addition to the Company's commitment to fund its minority investment in the VLCC Joint Venture.

Drydockings and Off-Hire Update
Set forth below is a table summarizing the drydocking activity that occurred during the third quarter of 2026 and the estimated expected payments to be made for the Company's drydockings through the end of 2027. This table also includes an estimate of off-hire days for these periods which includes (i) estimated off-hire days for drydockings, and (ii) estimated off-hire time for general repairs.

			Number of vessels for drydocking (3)
	Estimated aggregate drydock costs in millions of USD (1)	Estimated aggregate off-hire days (both drydocking and general repairs) (2)	LR2s	MRs	Handymax
Q3 2026 - actual	$6.0	206	4	—	—
Q4 2026 - estimated	11.3	212	2	—	—
Q1 2027 - estimated	9.2	184	3	1	—
Q2 2027 - estimated	—	75	—	—	—
Q3 2027 - estimated	8.5	182	1	3	—
Q4 2027 - estimated	1.9	102	—	1	—
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydockings. The timing of the payments set forth are estimates only and may vary as the timing of the related drydockings finalize.
(2)    Represents the total estimated off-hire days during the period for both drydockings and general repairs, including vessels that commenced work in a previous period. The number of off-hire days set forth in this table are estimates only and actual off-hire days may vary.
(3)    Represents the number of vessels scheduled to commence drydocking. It does not include vessels that commenced work in prior periods but will be completed in a subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.
Explanation of Variances on the Third Quarter of 2026 Financial Results Compared to the Third Quarter of 2025
For the three months ended September 30, 2026, the Company recorded net income of $224.3 million compared to net income of $84.5 million for the three months ended September 30, 2025. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended September 30, 2026, and 2025:

	For the three months ended September 30,
In thousands of U.S. dollars	2026	2025
Vessel revenue	$266,467	$241,361
Voyage expenses	(17,373)	(8,440)
TCE revenue	$249,094	$232,921

•TCE revenue for the three months ended September 30, 2026 increased by $16.2 million to $249.1 million, from $232.9 million for the three months ended September 30, 2025 despite the average number of vessels decreasing to 75.1 during the three months ended September 30, 2026 from 99.0 during the three months ended September 30, 2025. Overall, the average daily TCE revenue increased to $37,508 per vessel during the three months ended September 30, 2026, from $26,231 per vessel during the three months ended September 30, 2025.

TCE revenue for the three months ended September 30, 2026 increased as compared to the three months ended September 30, 2025 on a substantially stronger product tanker market. Spot rates eased from the elevated levels of the second quarter but remained firm and strengthened through the end of the third quarter. Continued disruption from the conflict in the Middle East lengthened refined product voyages and kept the global fleet dislocated, while robust demand, strong refining margins and rising seaborne volumes supported the late-quarter increase. The Company's LR2 vessels benefited most, earning $55,184 per day versus $31,482 in the prior-year period, aided by tight LR2 supply as larger vessels remained employed in crude trades. MR and Handymax rates strengthened as the quarter progressed, supported by increasing export volumes from the U.S. Gulf and Asia.
•Vessel operating costs for the three months ended September 30, 2026 decreased by $14.0 million to $60.4 million, from $74.3 million for the three months ended September 30, 2025 due to a decrease in the average number of vessels, resulting from the sale of 13 MRs and 13 LR2s since September 30, 2025. Vessel operating costs increased to $8,678 per vessel per day for the three months ended September 30, 2026 from $8,162 per vessel per day for the three months ended September 30, 2025 primarily due to higher crew costs, spares and stores expenses, and lubricating oil expenses.
•Depreciation expense for the three months ended September 30, 2026 decreased by $11.1 million to $35.2 million, from $46.4 million for the three months ended September 30, 2025. This decrease resulted from 25 vessels being classified as held for sale since September 30, 2025.
•General and administrative expenses for the three months ended September 30, 2026 increased by $7.4 million to $37.0 million, from $29.6 million for the three months ended September 30, 2025 primarily due to an increase in compensation related costs, including the amortization of restricted stock.
•Financial expenses for the three months ended September 30, 2026 decreased by $10.3 million to $9.7 million, from $20.0 million for the three months ended September 30, 2025, as a result of a decrease in average indebtedness from $910.6 million during the three months ended September 30, 2025 to $567.6 million in the three months ended September 30, 2026, as well as a decrease in our average cost of debt due to the change in the composition of debt resulting from the issuance of the Convertible Notes and the repayment of our secured credit facilities. In addition, $2.1 million of interest was capitalized related to the installments paid on vessels under construction during the three months ended September 30, 2026 as compared to no capitalized interest during the three months ended September 30, 2025.
Amortization of deferred financing fees was $1.1 million during the three months ended September 30, 2026 and $1.8 million during the three months ended September 30, 2025.
•Dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss, net for the three months ended September 30, 2025 was a gain of $14.8 million, consisting of a fair value gain of $12.7 million and $2.1 million of dividends related to our investment in DHT Holdings Inc., which was sold in the fourth quarter of 2025.
•Fair value change on financial liabilities measured at fair value through profit or loss represents the change in the fair value of the embedded conversion derivative associated with our Convertible Notes. The embedded derivative is measured at fair value at each reporting date, with changes in fair value recognized in profit or loss in accordance with IFRS. The value of this derivative primarily fluctuates with changes in the market price of the Company’s stock, with an increase in the stock price resulting in an increased value of the derivative liability.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2026	2025	2026	2025
Revenue
Vessel revenue	$266,467	$241,361	$988,061	$685,570

Operating expenses
Vessel operating costs	(60,352)	(74,343)	(193,978)	(213,682)
Voyage expenses	(17,373)	(8,440)	(44,146)	(25,685)
Depreciation	(35,208)	(46,350)	(112,941)	(136,357)
General and administrative expenses	(36,984)	(29,591)	(122,682)	(87,717)
Gain on sales of vessels	152,550	—	372,629	—
Total operating expenses	2,633	(158,724)	(101,118)	(463,441)
Operating income	269,100	82,637	886,943	222,129
Other (expenses) and income, net
Financial expenses	(9,682)	(19,958)	(58,011)	(60,884)
Financial income	19,509	5,661	42,486	14,875
Share of income from dual fuel tanker joint venture	676	1,153	2,113	2,961
Dividend income and fair value gain on financial assets measured at fair value through profit or loss	—	14,799	—	35,421
Fair value change on financial liabilities measured at fair value through profit or loss	(55,593)	—	(41,769)	—
Other income and (expenses), net	306	160	(3,646)	1,672
Total other expense, net	(44,784)	1,815	(58,827)	(5,955)
Net income	$224,316	$84,452	$828,116	$216,174

Earnings per share
Basic	$4.91	$1.81	$17.92	$4.66
Diluted	$4.60	$1.73	$16.70	$4.46
Basic weighted average shares outstanding	45,699,101	46,599,567	46,201,860	46,353,838
Diluted weighted average shares outstanding (1)	48,783,074	48,818,293	53,056,193	48,475,460

(1) The computation of diluted earnings per share for the nine months ended September 30, 2026, includes the effect of potentially dilutive unvested shares of restricted stock and the effect of the Convertible Notes under the if-converted method. The computation of diluted earnings per share for the three months ended September 30, 2026, includes the effect of potentially dilutive unvested shares of restricted stock only. The calculation under the if-converted method was anti-dilutive, therefore, diluted earnings per share for this period was calculated as net income (as reported) divided by diluted weighted average shares excluding the impact of the Convertible Notes. The computation of diluted earnings per share for the three and nine months ended September 30, 2025, includes the effect of potentially dilutive unvested shares of restricted stock.
Reconciliation of Net Income Used in the Calculation of Diluted Earnings Per Share (If-Converted Method)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2026	2025	2026	2025
Net income	$224,316	$84,452	$828,116	$216,174
Convertible Notes financial expense	9,039	—	16,057	—
Fair value change on financial liabilities measured at fair value through profit or loss	55,593	—	41,769	—
Net income - if converted method (1)	288,948	84,452	885,942	216,174

Basic weighted average shares	45,699,101	46,599,567	46,201,860	46,353,838
Diluted weighted average shares - excluding convertible notes (1)	48,783,074	48,818,293	49,483,448	48,475,460
Diluted weighted average shares - if converted (1)	54,862,882	N/A	53,056,193	N/A

Basic earnings per share - IFRS	$4.91	$1.81	$17.92	$4.66
Diluted earnings per share - IFRS (1)	$4.60	$1.73	$16.70	$4.46
(1) The calculation of diluted earnings per share under the if-converted method was anti-dilutive for the three months ended September 30, 2026. Therefore, diluted earnings per share for this period was calculated as net income (as reported) divided by diluted weighted average shares excluding the impact of the Convertible Notes.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$2,042,088	$751,955
Accounts receivable	229,759	180,801
Prepaid expenses and other current assets	10,337	10,072
Inventories	6,978	11,919
Assets held for sale	72,804	153,622
Total current assets	2,361,966	1,108,369
Non-current assets
Vessels and drydock	2,120,532	2,741,440
Vessels under construction	137,699	—
Other assets	65,516	59,834
Goodwill	8,197	8,197
Total non-current assets	2,331,944	2,809,471
Total assets	$4,693,910	$3,917,840
Current liabilities
Current portion of long-term debt	$—	$—
Lease liability - sale and leaseback vessels	—	19,121
Accounts payable	30,255	34,029
Accrued expenses and other liabilities	84,123	65,609
Total current liabilities	114,378	118,759
Non-current liabilities
Long-term debt	522,534	600,083
Financial liabilities measured at fair value through profit or loss	196,087	—
Other long-term liabilities	—	—
Total non-current liabilities	718,621	600,083
Total liabilities	832,999	718,842
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	791	778
Additional paid-in capital	3,288,341	3,231,184
Treasury shares	(1,622,127)	(1,467,127)
Retained earnings	2,193,906	1,434,163
Total shareholders' equity	3,860,911	3,198,998
Total liabilities and shareholders' equity	$4,693,910	$3,917,840

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2026	2025
Operating activities
Net income	$828,116	$216,174
Depreciation	112,941	136,357
Equity settled share based compensation expense	57,170	53,232
Amortization of deferred financing fees	3,805	5,442
Non-cash debt extinguishment costs	7,900	3,014
Net gain on sales of vessels	(372,629)	—
Accretion of Convertible Notes due 2031	10,292	—
Accretion of fair value measurement on debt assumed in business combinations	5	33
Fair value gain on financial assets measured at fair value through profit or loss	—	(29,659)
Fair value change on financial liabilities measured at fair value through profit or loss	41,769	—
Share of income from dual fuel tanker joint venture	(2,113)	(2,961)
Dividend from financial assets measured at fair value through profit or loss	—	(5,762)
	687,256	375,870
Changes in assets and liabilities:
Decrease / (increase) in inventories	4,941	(1,392)
Increase in accounts receivable	(39,809)	(20,855)
Increase in prepaid expenses and other current assets	(264)	(2,225)
Decrease in other assets	2,650	1,217
(Decrease) / increase in accounts payable and other liabilities	(3,049)	101
(Decrease) / increase in accrued expenses	16,798	(26,265)
	(18,733)	(49,419)
Net cash inflow from operating activities	668,523	326,451
Investing activities
Net proceeds from sales of vessels	1,025,010	—
Acquisition of vessels and payments for vessels under construction	(182,188)	—
Investment in Ampera Inc.	(12,004)	—
Investment in VLCC joint venture	(7,381)	—
Distributions from dual fuel tanker joint venture	3,813	2,582
Purchases of financial assets measured at fair value through profit or loss	—	(45,850)
Proceeds from sale of financial assets measured at fair value through profit or loss	—	101,215
Dividend from financial assets measured at fair value through profit or loss	—	5,762
Drydock and other vessel related payments	(18,216)	(65,163)
Net cash inflow / (outflow) from investing activities	809,034	(1,454)
Financing activities
Debt repayments	(628,357)	(181,536)
Issuance of debt	50,000	200,000
Proceeds from issuance of Convertible Notes due 2031	628,575	—
Convertible Notes due 2031 issuance costs associated with the debt host	(12,555)	—
Debt issuance costs	(1,714)	(11,747)
Dividends paid	(68,373)	(60,780)
Repurchase of common stock	(155,000)	(309)
Net cash outflow from financing activities	(187,424)	(54,372)
Increase in cash and cash equivalents	1,290,133	270,625
Cash and cash equivalents at January 1,	751,955	332,580
Cash and cash equivalents at September 30,	$2,042,088	$603,205

Scorpio Tankers Inc. and Subsidiaries
Other financial and operating data for the three and nine months ended September 30, 2026 and 2025
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$172,240	$148,140	$686,867	$416,351

Average Daily Results
Fleet
TCE per revenue day (2)	$37,508	$26,231	$42,689	$25,272
Bareboat charter hire rate per revenue day (2)	$12,986	$12,986	$12,986	$12,986
Vessel operating costs per day (3)	$8,678	$8,162	$8,463	$7,906
Average number of vessels	75.1	99.0	83.5	99.0

LR2
TCE per revenue day (2)	$55,184	$31,482	$52,390	$31,542
Vessel operating costs per day (3)	$9,433	$8,761	$9,125	$8,565
Average number of vessels	25.5	38.0	30.7	38.0

MR
TCE per revenue day (2)	$31,073	$23,962	$37,877	$21,839
Bareboat charter hire rate per revenue day (2)	$12,986	$12,986	$12,986	$12,986
Vessel operating costs per day (3)	$8,383	$7,858	$8,162	$7,552
Average number of vessels	35.7	47.0	38.8	47.0

Handymax
TCE per revenue day (2)	$24,157	$19,784	$35,395	$20,229
Vessel operating costs per day (3)	$8,058	$7,557	$7,827	$7,307
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydockings and other vessel related payments (in thousands of U.S. dollars)	$6,012	$16,780	$18,216	$65,163

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.

For bareboat chartered-out vessels, the charterers are responsible for the vessel operating costs.

(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of October 26, 2026

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	Time Charter (4)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Duchessa	2014	49,990	—	SMRP (2)	MR	No
16	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
17	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
18	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
19	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
20	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
22	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
23	STI Bronx	2015	49,990	—	SMRP (2) (5)	MR	Yes
24	STI Pontiac	2015	49,990	—	SMRP (2) (5)	MR	Yes
25	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
26	STI Notting Hill	2015	49,687	1B	SMRP (2) (6)	MR	Yes
27	STI Westminster	2015	49,687	1B	SMRP (2) (6)	MR	Yes
28	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
29	STI Bosphorus	2017	49,990	—	Bareboat Charter (7)	MR	No
30	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
31	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
32	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
33	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
34	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
35	STI Jardins	2018	49,990	1B	Time Charter (8)	MR	No
36	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
37	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
38	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
39	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
40	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
41	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
42	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
43	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
44	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
45	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
46	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
47	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
48	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
49	STI Moxie	2026	49,800	—	SMRP (2)	MR	Yes
50	STI Elysees	2014	109,999	—	SLR2P (3) (27)	LR2	Yes
51	STI Orchard	2014	109,999	—	Time Charter (9)	LR2	Yes
52	STI Rose	2015	109,999	—	Time Charter (10)	LR2	Yes
53	STI Veneto	2015	109,999	—	SLR2P (3) (27)	LR2	Yes
54	STI Alexis	2015	109,999	—	Time Charter (11)	LR2	Yes
55	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
56	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
57	STI Spiga	2015	109,999	—	Time Charter (12)	LR2	Yes
58	STI Lombard	2015	109,999	—	Time Charter (13)	LR2	Yes
59	STI Grace	2016	109,999	—	Time Charter (14)	LR2	Yes
60	STI Jermyn	2016	109,999	—	Time Charter (15)	LR2	Yes
61	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
62	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
63	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
64	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
65	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
66	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
67	STI Guard	2016	113,000	—	Time Charter (16)	LR2	Yes
68	STI Guide	2016	113,000	—	Time Charter (17)	LR2	Yes
69	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
70	STI Rambla	2017	109,999	—	Time Charter (18)	LR2	Yes
71	STI Gauntlet	2017	113,000	—	Time Charter (19)	LR2	Yes
72	STI Gladiator	2017	113,000	—	Time Charter (20)	LR2	Yes
73	STI Gratitude	2017	113,000	—	SLR2P (3)	LR2	Yes
74	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes

	Total owned DWT		5,056,241

	Newbuildings
	Vessel Name	Yard	DWT	Vessel type
75	Hull YZJF2024-002	JNS	49,800	MR	(21)
76	Hull YZJF2024-003	JNS	49,800	MR	(21)
77	Hull YZJF2024-004	JNS	49,800	MR	(21)
78	Hull YZJ2026-1869	JYM	50,000	MR	(22)
79	Hull YZJ2026-1870	JYM	50,000	MR	(22)
80	Hull P110K-102	DS	115,000	LR2	(23)
81	Hull P110K-103	DS	115,000	LR2	(23)
82	Hull P110K-104	DS	115,000	LR2	(23)
83	Hull P110K-105	DS	115,000	LR2	(23)
84	Hull HT-OT114-672	HT	114,000	LR2	(24)
85	Hull HT-OT114-673	HT	114,000	LR2	(24)
86	Hull HT-OT114-674	HT	114,000	LR2	(24)
87	Hull HT-OT114-675	HT	114,000	LR2	(24)
88	Hull 5540	HO	300,000	VLCC	(25)
89	Hull 5541	HO	300,000	VLCC	(25)
90	Hull HL-T300K-121	HL	306,000	VLCC	(26)
91	Hull HL-T300K-123	HL	306,000	VLCC	(26)

	Total newbuilding vessels DWT		2,377,400

	Total Fleet DWT		7,433,641

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in April 2025 for two years at a rate of $24,000 per day.
(5)	This vessel is expected to commence a time charter in the fourth quarter of 2026 for three years at a rate of $23,900 per day.
(6)	This vessel is expected to commence a time charter before December 31, 2026, at the Company's discretion, for three years at a rate of $25,000 per day.
(7)
This vessel commenced a bareboat charter-out arrangement in August 2025 at a bareboat rate of $13,150 per day. The vessel is chartered to a third-party joint venture which re-flagged the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program. The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act.

(8)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(9)	This vessel commenced a time charter in August 2025 for five years at a rate of $28,350 per day.
(10)	This vessel commenced a time charter in February 2026 for five years at a rate of $29,000 per day.
(11)	This vessel commenced a time charter in January 2026 for five years at a rate of $29,000 per day.
(12)	This vessel commenced a time charter with a related party in November 2025 for one year at a rate of $35,000 per day.
(13)	This vessel commenced a time charter in March 2026 for five years at a rate of $33,000 per day.
(14)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day commencing in December 2025.
(15)	This vessel commenced a time charter in October 2026 for three years at a rate of $42,500 per day.
(16)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(17)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. In April 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. In April 2026, the charterers exercised their option to further extend the term of this agreement for an additional year at $33,000 per day commencing July 2026.
(18)	This vessel commenced a time charter in March 2026 for eight years at a rate of $30,500 per day.
(19)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day.
(20)	This vessel commenced a time charter in September 2026 for three years at a rate of $40,188 per day.
(21)	These newbuilding vessels are being constructed at JNS (Jingjiang Nanyang Shipbuilding Co. Ltd.). The vessels are expected to be delivered in the first and second quarters of 2027.
(22)	These newbuilding vessels are being constructed at JYM (Jiangsu Yangzi-Mitsui Shipbuilding Co., Ltd.) and are expected to be delivered in the first quarter of 2030.
(23)	These newbuilding vessels are being constructed at DS (Dalian Shipbuilding Industry Co. Ltd.). Two of the vessels are expected to be delivered in the third quarter of 2027, one is expected to be delivered in the third quarter of 2029 and one is expected to be delivered in the fourth quarter of 2029.
(24)	These newbuilding vessels are being constructed at HT (Jiangsu Hantong Ship Heavy Industry Co., Ltd) and deliveries are expected in the second, third, and fourth quarters of 2029.
(25)	These newbuilding vessels are being constructed at HO (Hanwha Ocean Co. Ltd.). The vessels are expected to be delivered in the third and fourth quarters of 2028.
(26)	These newbuilding vessels are being constructed at HL (Hengli Shipbuilding (Dalian) Co., Ltd.). The vessels are expected to be delivered in the third and fourth quarters of 2028.
(27)	The Company has entered into an agreement to sell this vessel, which is expected to close during the fourth quarter of 2026.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2025 and 2026 were as follows:

Date paid	Dividend per common share
March 2025	$0.40
June 2025	$0.40
August 2025	$0.40
December 2025	$0.42
March 2026	$0.45
June 2026	$0.45
August 2026	$0.45

On October 26, 2026, the Board of Directors declared a quarterly cash dividend of $0.75 per common share, with a payment date of December 4, 2026 to all shareholders of record as of November 13, 2026 (the record date). As of October 26, 2026, there were 51,078,851 common shares of the Company issued and outstanding.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 74 product tankers (25 LR2 tankers, 35 MR tankers and 14 Handymax tankers) with an average age of 10.3 years. The Company has reached agreements to sell two LR2 product tankers, which are expected to close in the fourth quarter of 2026. The Company has also reached agreements to construct five MR newbuildings with deliveries expected in 2027 and 2030, eight LR2 newbuildings with deliveries expected in 2027 and 2029 and four VLCC newbuildings with deliveries expected in 2028. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS (the "Non-IFRS Measures"). The Non-IFRS Measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS Measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Third Quarter of 2026 Financial Results Compared to the Third Quarter of 2025". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2026	2025	2026	2025
Net income	$224,316	$84,452	$828,116	$216,174
Adjustment:
Write-off of deferred financing fees and debt extinguishment costs	—	911	20,706	3,014
Gain on sales of vessels	(152,550)	—	(372,629)	—
Fair value change on financial liabilities measured at fair value through profit or loss	55,593	—	41,769	—
Transaction costs allocated to derivative liability	—	—	3,975	—
Fair value gain on financial assets measured at fair value through profit or loss	—	(12,680)	—	(29,659)
Adjusted net income	$127,359	$72,683	$521,937	$189,529

Reconciliation of Adjusted Net Income Used in the Calculation of Basic and Diluted Earnings Per Share (If-Converted Method)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2026	2025	2026	2025
Adjusted net income	$127,359	$72,683	$521,937	$189,529
Convertible Notes financial expense	9,039	—	16,057	—
Adjusted net income - if converted method (1)	$136,398	$72,683	$537,994	$189,529

Basic weighted average shares	45,699,101	46,599,567	46,201,860	46,353,838
Diluted weighted average shares - if converted (1)	54,862,882	48,818,293	53,056,193	48,475,460

Adjusted basic earnings per share	$2.79	$1.56	$11.30	$4.09
Adjusted diluted earnings per share – if converted	$2.49	$1.49	$10.14	$3.91
(1)    The if-converted method assumes that the interest and non-cash amortization expense of $9.0 million and $16.1 million during the three and nine months ended September 30, 2026, respectively, and the fair value change on financial liabilities associated with the Convertible Notes, which are measured at fair value through profit or loss, of $55.6 million and $41.8 million, during the three and nine months ended September 30, 2026, respectively, were not incurred.

Reconciliation of Net Income to Adjusted EBITDA(1)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2026	2025	2026	2025
Net Income	$224,316	$84,452	$828,116	$216,174
Financial expenses	9,682	19,958	58,011	60,884
Financial income	(19,509)	(5,661)	(42,486)	(14,875)
Depreciation	35,208	46,350	112,941	136,357
Equity settled share based compensation expense	19,500	17,840	57,170	53,232
Gain on sales of vessels	(152,550)	—	(372,629)	—
Dividend income and fair value gain on financial assets measured at fair value through profit or loss	—	(14,799)	—	(35,421)
Fair value change on financial liabilities measured at fair value through profit or loss	55,593	—	41,769	—
Transaction costs allocated to derivative liability	—	—	3,975	—
Adjusted EBITDA	$172,240	$148,140	$686,867	$416,351
(1)    Adjusted EBITDA is calculated by taking net income and adding back financial expenses (which include interest expense and amortization and write offs of deferred financing fees), financial income (which includes interest income), depreciation, equity settled share based compensation (which represents the amortization of restricted stock awards and restricted stock units), dividend income, gains and losses on asset sales, fair value adjustments on assets and liabilities measured at fair value, and transaction costs allocated to the derivative liability arising from the Convertible Notes.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of the current and future sanctions that may impact the transportation of petroleum products, the ongoing military conflict in Iran which has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products, potential disruption of shipping routes due to accidents or political events, potential liability from pending or future litigation, general domestic and international political conditions, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com